Doc2Doc, Inc.

ANNUAL REPORT

3343 Peachtree Rd NE, Suite 145-2071
Atlanta, GA 30326
4047930764
https://www.doc2doclending.com/

This Annual Report is dated May 6, 2026.

BUSINESS

Company Overview

Doc2Doc, Inc. (the "Company") is a Delaware C-Corp that was incorporated on December 27, 2017, and operates in the consumer financing industry. The Company's primary business is providing personal loan financing to physicians, dentists and select other health professionals throughout the duration of their professional careers. Doc2Doc, Inc. has three wholly owned subsidiaries: Doc2Doc Lending, Inc., a Georgia Corporation; Doc2Doc Capital Trust, a Delaware Statutory Trust; and Doc2Doc LH GP I, a Delaware LLC. Doc2Doc Lending Inc.'s primary business is marketing, underwriting and managing loans on behalf of the Company as well as unaffiliated third-party holders of loans. Doc2Doc Capital Trust purchases and holds loans and has also previously been, and is expected in the future to be the beneficial owner of financing related trusts, the purpose of which was or will be to purchase and hold certain loans that are eligible for financing under Company secured financing facilities. Doc2Doc LH GP I acts as the General Partner for Doc2Doc Loan Holdings I, L.P., a limited partnership which invests in loans originated and serviced by the Company. With over $200 million in loans disbursed to more than 4,400 medical professionals nationwide, Doc2Doc is at the forefront of transforming financial accessibility for healthcare providers.

Business Model

Doc2Doc operates a medical professional-centric business model that combines advanced underwriting methodologies with strategic partnerships to offer competitive financial products. By addressing gaps in traditional lending, such as reliance on outdated risk assessments, the Company provides tailored loans based on the unique earning potential and career trajectories of medical professionals. This innovative approach, coupled with partnerships with over 50 medical associations, has facilitated scalable growth and positioned Doc2Doc as a trusted financial partner in the healthcare industry.

Intellectual Property

Doc2Doc's proprietary risk analysis model is designed specifically for the medical community, allowing the Company to evaluate loan applicants based on factors beyond traditional credit scores. This focused approach capitalizes on the historically low default rates among healthcare professionals, ensuring robust financial performance. Additionally, the Company has published influential research on physician financial health, further enhancing its industry credibility.

Corporate Structure

Doc2Doc, Inc. ("Doc2Doc") is the parent company of Doc2Doc Lending, a 100% wholly-owned subsidiary that has been operated under the Company since its inception. Doc2Doc is a physician-founded financial solutions company dedicated to empowering healthcare professionals by addressing their unique financial challenges.

Doc2Doc, Inc. operates through four wholly owned subsidiaries involved in loan origination, underwriting, purchasing, and investment. Doc2Doc Lending, Inc. manages loan marketing and underwriting, while Doc2Doc Capital Trust purchases and hold loans as well as the beneficial interests in financing facilities when they are in place. Doc2Doc LH GP I serves as the general partner of a loan investment partnership. Investors in this offering are investing in Doc2Doc, Inc. and do not have direct ownership or rights in these subsidiaries.

Previous Offerings

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $10,000,006.00
Number of Securities Sold: 5,834,294
Use of proceeds: Loans, Loan Origination, Operating Investment
Date: March 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $2,656,528.00
Use of proceeds: Loans, Loan Origination, Operating Investment
Date: November 15, 2024

Offering exemption relied upon: Section 4(a)(2)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**


Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2025.

Interest Income and Fees

Total Interest income for fiscal year 2024 was $2,409,372 compared to $321,885 in fiscal year 2025.

In July 2024, a portfolio of approximately $27MM of loans held by Doc2Doc was sold to a third party, which resulted in a reduction of interest income earned by Doc2Doc. The loan portfolio had been financed using a line of credit, which was closed subsequent to the sale.

Interest Expense and Loss Provisions

Interest Expenses for fiscal year 2024 were $1,642,413 compared to $175,584 in fiscal year 2025. Loss Provisions for fiscal year 2024 were $(117,069) compared to $1,522,443 in fiscal year 2025.

Interest expenses, which had increased as a result of rising overall interest rates and increased line of credit borrowing costs during 2024, were reduced by 89% as a result of the sale of the line of credit-financed portfolio. Additionally, loss provisions, which were reversed following the sale of the portfolio resulting in an income event of $117,069 in 2024, were an expense in 2025. The provisions largely related to the portion of the portfolio the company retained following the sale. The retained loans were comprised of loans ineligible for the sale based upon certain criteria determined by the loan purchaser.

Noninterest Income

Total non-interest income for fiscal year 2024 was $1,034,186 compared to $2,719,309 in fiscal year 2025.

Noninterest income grew in 2025 largely due to the expansion of third-party loan sale relationships that generated recurring servicing income for Doc2Doc.

Noninterest Expenses

Noninterest Expenses for fiscal year 2024 were $5,438,201 compared to $5,270,804 in 2025.

Employee compensation and investment in marketing were the most significant expenses from 2025 but overall non-interest expenses were down 3% from 2024.

Gross margin remained consistent at 100% during both periods due to the Company not incurring cost of sales.

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as Doc2Doc invests in new loan assets for its balance sheet. In July 2024, the Company sold the majority of the loans on its balance sheet. The result of this sale reduced the interest income received by the Company for 2024 but also reduced the interest expense and loss reserve related thereto as well. In April 2026, Doc2Doc established of a new line of credit to increase the interest income generating loans held by Doc2Doc. As Doc2Doc invests to hold newly originated assets as well as continue to sell portions of its loan originations to third-party partners, Doc2Doc expectations are that revenue and cash flow will return to and eventually exceed prior period levels. Past cash was primarily generated through interest and principal proceeds from Doc2Doc's loan portfolio as well as from fee income generated from the master servicing of Doc2Doc loans held by third parties. By investing again in our held loan portfolio, our goal is to grow revenues, become cash flow positive, and achieve a scale that will allow Doc2Doc to further reduce its cost of third-party capital.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $3,246,358.

Debt

Creditor: Doc2Doc Income Fund
Outstanding balance: $973,500.00
Interest rate: 7%
Material terms: The Doc2Doc Income Fund notes have staggered maturities, the last of which matures on June 30, 2026.

Creditor: Doc2Doc Bridge Round Notes
Outstanding balance: $261,668.00
Interest rate: 7%

Creditor: Unsecured Corporate Note
Outstanding balance: $250,000.00
Interest rate: 4%
Material terms: 25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Zwade Marshall

Zwade Marshall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Co-Founder, Board Member
• Dates of Service: December 2019 — Present
• Responsibilities: As CEO and Co-Founder, Zwade has personally pitched all of the investors that comprise the equity raised so far. Zwade receives 200,000 options per year and receives no cash compensation presently. He spends 40-45 hours per week on Doc2Doc and 26-30 hours per week on Regenerative. He owns 22.428% voting rights in Doc2Doc.

Other business experience in the past three years:

• Employer: Regenerative Spine & Pain Specialists
Title: Chief Medical Officer
Dates of Service: January 2021 — Present
Responsibilities: Zwade is the Physician Leader of the Organization and oversees all treatment plans for clinical care.

Name: Christopher Cronk

 Christopher Cronk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer
• Dates of Service: November 2020 — Present
• Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

• Employer: Doc2Doc Lending
Title: Chief Financial Officer
Dates of Service: November 2020 — Present
Responsibilities: As the Chief Financial Officer, Chris maintains responsibility for all finance, accounting and capital markets related activities as well as intimate involvement in company strategy and planning.

Name: Kevin O'Brien

 Kevin O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Technology Officer
• Dates of Service: July 2020 — Present
• Responsibilities: Kevin is employed by Doc2Doc Lending, a subsidiary of the Issuer

Other business experience in the past three years:

• Employer: Fairbanc Technologies Indonesia
Title: CTO
Dates of Service: March 2019 — December 2024
Responsibilities: Kevin led technical efforts and the engineering team.
• Employer: Doc2Doc Lending
Title: Chief Technology Officer
Dates of Service: July 2020 — Present
Responsibilities: Kevin leads technical initiatives and implements technology to support Doc2Doc's mission serving doctors and physicians.

Name: Chad Sterbenz

 Chad Sterbenz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Strategy Officer
• Dates of Service: November 2024 — Present
• Responsibilities: Chad is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

• Employer: Kiva Microfunds
Title: Chief Investment Officer
Dates of Service: November 2023 — December 2023
Responsibilities: Chad led global team responsible for lending and investment sourcing, due diligence, management, and operations.
• Employer: Doc2Doc Lending
Title: Chief Strategy Officer
Dates of Service: November 2024 — Present
Responsibilities: As Chief Strategy Officer, Chad Sterbenz leads Doc2Doc's product, marketing, operations, risk, and partnerships teams.

Name: Kathleen Miller

Kathleen Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President
• Dates of Service: January 2023 — Present
• Responsibilities: Katie is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

• Employer: Synchrony
Title: VP of Product Management
Dates of Service: March 2017 — February 2022
Responsibilities: Katie was responsible for the product strategy and implementation of alternative credit solutions that allowed Synchrony to offer financing solutions to customers who did not qualify for traditional credit offerings, including their Private Label, CoBrand Credit Cards, and SetPay Program.
• Employer: Ascent Funding
Title: Vice President of Product Management
Dates of Service: February 2022 — December 2022
Responsibilities: Katie led the product expansion at a FinTech organization that was singularly focused on student loans by adding a student credit card. Developed the end-to-end product construct and launch plan working across the organization.
• Employer: Doc2Doc Lending
Title: Vice President
Dates of Service: January 2023 — Present
Responsibilities: Katie Miller oversees product strategy at Doc2Doc Lending, focusing on scaling existing offerings and developing new products to address evolving market demands and drive sustainable growth.

Name: Christopher Boynton

Christopher Boynton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President - Operations
• Dates of Service: January 2023 — Present
• Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

• Employer: Barcal Consulting LLC
Title: Managing Director
Dates of Service: October 2021 — January 2023
Responsibilities: Private consulting company working with financial services and technology companies.
• Employer: Doc2Doc Lending
Title: Vice President - Operations
Dates of Service: January 2023 — Present
Responsibilities: Chris leads the origination, servicing and portfolio management for the company. Member of the risk committee.

Name: Jessica Saunders

Jessica Saunders's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Controller
• Dates of Service: September 2023 — Present
• Responsibilities: Jessica is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

• Employer: Flock Finance
Title: Accounting Manager
Dates of Service: July 2017 — September 2023
Responsibilities: Managed the accounting department and day to day accounting functions along with the financial statements.
• Employer: SS&C Technologies
Title: Senior Associate
Dates of Service: November 2021 — September 2022
Responsibilities: Responsible for a wide range of financial and accounting matters for private equity funds which included preparing and processing transactions for financial statement and other various reporting.
• Employer: Doc2Doc Lending
Title: Controller
Dates of Service: September 2023 — Present
Responsibilities: In Jessica's role, she oversees the day-to-day accounting functions. She is also responsible for maintaining, managing, and analyzing the financial statements and record keeping.

Name: Darin Vercillo

 Darin Vercillo's current primary role is with Tanner Clinic. Darin Vercillo currently services approximately 1 to 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: August 2024 — Present
• Responsibilities: Darin is a member of the board.

Other business experience in the past three years:

• Employer: About Healthcare
Title: CMO
Dates of Service: May 2020 — Present
Responsibilities: Chief Medical Officer
• Employer: Tanner Clinic
Title: Physician
Dates of Service: June 2020 — Present

Responsibilities: Hospitalist physician
• Employer: Ensemble Health Partners
Title: Physician Advisor
Dates of Service: August 2024 — Present
Responsibilities: Physician advisor to revenue cycle management clients.

Name: G. Kenton Allen

 G. Kenton Allen's current primary role is with Mass General Brigham. G. Kenton Allen currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Board Member
• Dates of Service: July 2017 — Present
• Responsibilities: Co-founder and Board Member

Other business experience in the past three years:

• Employer: Mass General Brigham
Title: Physician
Dates of Service: October 2016 — Present
Responsibilities: Anesthesiologist

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Zwade Marshall
Amount and nature of Beneficial ownership: 6,166,000
Percent of class: 22.43%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and 2024 SAFEs (90% discount rate) (SAFE).

Class A Voting Common Stock
• Authorized: 32,250,784
• Outstanding: 19,078,315
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 200,000 shares to be issued pursuant to outstanding warrants, 1,441,875 options and RSUs issued and outstanding under the 2019 Equity Incentive Plan, 1,131,600 options and RSUs issued and outstanding under the 2023 Equity Incentive Plan, and 1,500,758 shares reserved for issuance under the 2023 Equity Incentive Plan.

Dividend & Liquidation Rights. Participates equally with Class B Non-Voting Common Stock, but junior to both Series Seed and Series Seed-1 Preferred Stock.
Class B Non-Voting Common Stock
• Authorized: 2,749,216
• Outstanding: 0
• Material Rights: Dividend Rights. Eligible for dividends only after Preferred Stock dividends are satisfied, sharing equally with Class A Common Stock thereafter.

Liquidation Rights. Participates in liquidation proceeds after all Preferred Stock preferences are paid, on a pari passu basis with Class A Common Stock.

Please see the Company's Second Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.
Series Seed Preferred Stock
• Authorized: 5,834,294
• Outstanding: 5,834,294
• Voting Rights: One vote per share.
• Material Rights: Liquidation Preference. Entitled to receive the original issue price plus any declared but unpaid dividends before distributions to Class A and Class B Common Stockholders.

Dividend Preference. Dividends are paid prior to any dividends to Common Stockholders, if declared.

Protective Provisions. Holders have veto rights over certain corporate actions, such as issuing senior securities, amending charter documents, or liquidation events.

Conversion Rights. Convertible into Class A Voting Common Stock, with anti-dilution protections.
Series Seed-1 Preferred Stock
• Authorized: 2,580,138
• Outstanding: 2,580,138
• Voting Rights: One vote per share.
• Material Rights: Liquidation Preference. Series Seed-1 holders are entitled to a liquidation preference equal to their original issue price plus any declared but unpaid dividends. This payment occurs before any distributions to Class A or Class B Common Stockholders.

Dividend Rights. Preferred dividends are non-cumulative but must be paid to Series Seed-1 holders before any dividends are paid to Common Stockholders.

Voting Rights. Series Seed-1 holders vote on an as-converted basis with Common Stockholders but also have special voting rights requiring their consent for critical corporate actions, such as Issuing additional Preferred Stock, Amending the Certificate of Incorporation, and Approving mergers, acquisitions, or liquidation events.

Conversion Rights. Series Seed-1 Preferred Stock is convertible into Class A Voting Common Stock at the option of the holder or automatically upon certain events.
2024 SAFEs (90% discount rate) (SAFE)
• Amount Outstanding: $2,656,528.00
• Conversion Type: Future Preferred Shares
• Conversion Trigger: Future Equity Financing offering new shares of Preferred Stock
• Discount Rate: 10
• Material Rights: None

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate

an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and board's determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return

on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Doc2Doc, Inc. was formed on December 28, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doc2Doc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks

and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to loan servicers, credit providers, accountants, lawyers, public relations firms, marketing agencies, and technology service companies. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Doc2Doc's Chief Executive Officer, Zwade Marshall, does not receive a cash salary and is compensated solely through equity grants, including 200,000 stock options per year and an additional 600,000 options vesting over two years starting January 1, 2025. He spends 40-45 hours per week on Doc2Doc while also working 26-30 hours per week for Regenerative Spine & Pain, where he earned $230,000 in income in 2024. With no current plans for him to receive a salary from Doc2Doc, investors should consider the risks associated with a CEO who balances multiple professional commitments and is compensated only through equity, which may impact long-term retention and focus.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Doc2Doc, Inc.

By /s/ *Zwade Marshall*

Title: CEO

By /s/ *Zwade Marshall*

Name: Zwade Marshall

Title: CEO

By /s/ *Christopher Cronk*

Name: Christopher Cronk

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Doc2Doc, Inc.

Consolidated Financial Statements

December 31, 2025, and 2024

Doc2Doc, Inc.

Table of Contents

Independent Auditors' Report 1-3

Financial Statements:

    Consolidated Balance Sheets 4

    Consolidated Statements of Operations.. 5

    Consolidated Statements of Changes in Shareholders' Equity…….........…………………………………… 6

    Consolidated Statements of Cash Flows 7

    Notes to Consolidated Financial Statements 8-23

Supplemental Consolidating Information

    Consolidating Balance Sheet 24

    Consolidating Statement of Operations... 25

elliott davis

Independent Auditor's Report

Board of Directors
Doc2Doc, Inc.

Opinion

We have audited the consolidated financial statements of Doc2Doc, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 and Note 7 to the financial statements, the Company has experienced net operating losses since inception. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1 and Note 7. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplementary Consolidating Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating information is presented for the purposes of additional analysis rather than to present the financial position, results of operations, and cash flows of the individual companies and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The consolidating information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects related to the financial statements as a whole.

Elliott Davis, LLC

Greenville, South Carolina
April 24, 2026

Doc2Doc, Inc.
Consolidated Balance Sheets
As of December 31, 2025 and 2024



	2025	2024
ASSETS		
Cash	$ 3,246,358	$ 3,914,808
Loans held for investment	1,538,978	2,531,673
Less: Allowance for credit losses	(541,823)	(355,559)
Loans held for investment, net	997,155	2,176,114
Servicing assets	710,508	573,536
Less: Servicing asset valuation allowance	(86,651)	-
Servicing assets, net	623,857	573,536
Accrued loan interest	102,907	73,260
Prepaid expenses and other assets	1,652,630	830,950
Total assets	$ 6,622,907	$ 7,568,667
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable, current	$ 1,412,668	$ 1,162,668
Accrued expenses and other liabilities	362,286	509,692
Long term liabilities:		
Notes payable, long term	$ 47,500	$ 322,500
Accrued interest payable	24,973	24,314
Total liabilities	1,847,427	2,019,173
Shareholders' equity:		
Common stock, class A*	2,917,186	2,563,741
Common stock, class B**	1,237,478	-
Preferred equity ***	12,895,356	12,895,356
SAFE notes	4,199,878	2,656,528
Warrants	115,370	115,370
Accumulated deficit	(16,539,788)	(12,681,500)
Less: Subscriptions receivable	(50,000)	-
Total shareholders' equity	4,775,480	5,549,494
Total liabilities and shareholders' equity	$ 6,622,907	$ 7,568,667

*Common Stock, $0.0001 par value: Class A, 32,250,784 shares authorized; 14,834,082 shares issued and outstanding as of December 31, 2025. 28,000,000 shares authorized; 14,804,082 shares issued and outstanding as of December 31, 2024.

**Common Stock, $0.0001 par value: Class B, 2,749,216 shares authorized; 927,560 shares issued and outstanding as of December 31, 2025.

***Preferred Stock: 8,414,432 Authorized, 8,414,432 Issued and Outstanding as of December 31, 2025 and 2024

See accompanying notes to consolidated financial statements.

Doc2Doc, Inc.
Consolidated Statement of Operations
For the years ended December 31, 2025 and 2024



	2025	2024
Interest income		
Loans	$ 321,885	$ 2,409,372
Loan origination fee income and other fee income	70,349	153,635
Total interest income	$ 392,234	$ 2,563,007
Interest expense		
Notes payable	$ 97,121	$ 97,034
Line of credit	-	1,455,531
Amortized debt issuance costs	79,463	89,847
Total interest expense	$ 176,584	$ 1,642,413
Net interest income	215,650	920,594
Provision (benefit) for credit losses	$ 1,522,443	$ (117,069)
Net interest (expense) income after provision for credit losses	$ (1,306,793)	$ 1,037,663
Noninterest income		
Realized gain (loss) on sale of loans	$ 494,447	$ (754,354)
Servicing income and other income	2,224,862	1,788,540
Total noninterest income	$ 2,719,309	$ 1,034,186
Noninterest expense		
Salaries and wages	$ 2,413,847	$ 2,243,778
Sales	140,760	107,556
Loan onboarding and servicing	441,642	392,386
Marketing	922,926	845,755
Professional fees	630,405	1,022,732
Servicing asset amortization	433,919	208,732
Other expenses	287,305	617,261
Total noninterest expense	$ 5,270,804	$ 5,438,201
Net Loss	$ (3,858,288)	$ (3,366,352)

See accompanying notes to consolidated financial statements.

Doc2Doc, Inc.
Consolidated Statement of Changes in Shareholders' Equity
As of December 31, 2025 and 2024



	Common Stock Class A	Common Stock Class B	Warrants	SAFE Notes	Preferred Equity	Accumulated Deficit	Subscriptions Receivable	Total Shareholders' Equity
Balance, Jan 1, 2024	$ 2,390,381	$ -	$ 16,500	$ -	$ 12,895,356	$ (9,315,148)	$ -	$ 5,987,089
Restricted stock awards	173,360	-	-	-	-	-	-	173,360
Warrants with unsecured corporate notes	-	-	98,870	-	-	-	-	98,870
Issuance of SAFE notes	-	-	-	2,656,528	-	-	-	2,656,528
Net loss	-	-	-	-	-	(3,366,352)	-	(3,366,352)
Balance, Dec 31, 2024	$ 2,563,741	$ -	$ 115,370	$ 2,656,528	$ 12,895,356	$ (12,681,500)	$ -	$ 5,549,494
Restricted stock awards	336,345	-	-	-	-	-	-	336,345
Class B common stock	-	1,237,478	-	-	-	-	-	1,237,478
Issuance of SAFE notes	-	-	-	1,543,350	-	-	-	1,543,350
Exercise of stock options	17,100	-	-	-	-	-	-	17,100
Equity subscriptions unpaid	-	-	-	-	-	-	(50,000)	(50,000)
Net loss	-	-	-	-	-	(3,858,288)	-	(3,858,288)
Balance, Dec 31, 2025	$ 2,917,186	$ 1,237,478	$ 115,370	$ 4,199,878	$ 12,895,356	$ (16,539,788)	$ (50,000)	$ 4,775,480

See accompanying notes to consolidated financial statements.

Doc2Doc, Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2025 and 2024



	2025	2024
Cash flows from operating activities:		
Net loss	(3,858,288)	(3,366,352)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Share based expense	336,345	173,360
Purchase of loans held for sale	(28,260,000)	(28,810,000)
Proceeds from sale of loans held for sale	28,754,447	52,027,649
(Gain) loss on sale of loans	(494,447)	754,354
Provision (benefit) for credit losses	1,522,443	(117,069)
Amortization of servicing assets	433,919	208,732
Impairment of servicing assets	86,651	-
Changes in operating assets and liabilities:		
Servicing assets	(570,891)	(655,556)
Increase in accrued loan interest	(29,647)	205,540
Prepaid expenses and other assets	(821,680)	(492,151)
Accrued interest payable	659	(114,107)
Accrued expenses and other liabilities	(147,406)	462,870
Net cash (used in) provided by operating activities	(3,047,893)	20,277,270
Cash flows from investing activities:		
Net (increase) decrease in loans held for investment	(343,484)	3,949,729
Net cash (used in) provided by investing activities	(343,484)	3,949,729
Cash flows from financing activities:		
Repayments on notes payable	(25,000)	(111,100)
Repayments on line of credit	-	(26,918,796)
Proceeds from issuance of warrants	-	98,870
Proceeds from issuance of SAFE notes	1,493,350	2,656,528
Proceeds from exercise of stock options	17,100	-
Proceeds from issuance of class B common stock	1,237,478	-
Net cash provided by (used in) financing activities	2,722,928	(24,274,499)
Net decrease in cash	$ (668,449)	$ (47,500)
Cash beginning of year	$ 3,914,808	$ 3,962,307
Cash end of year	$ 3,246,358	$ 3,914,808
Cash paid for:		
Interest	$ 96,462	$ 1,756,520
Non-cash investing and financing activities:		
Transfer from Loans held to investment to loans held for sale	-	23,097,742
Equity issued to members with unpaid subscriptions	50,000	-

See accompanying notes to consolidated financial statements.

Notes to Financial Statements

1. Nature of Business and Significant Accounting Policies

Nature of business

Doc2Doc, Inc. (the "Company") is a Delaware C-Corp that was incorporated on December 27, 2017, and operates in the consumer financing industry. The Company's primary business is providing personal loan financing to physicians, dentists and select other health professionals throughout the duration of their professional careers. Doc2Doc, Inc. has three wholly owned subsidiaries: Doc2Doc Lending, Inc., a Georgia Corporation; Doc2Doc Capital Trust, a Delaware Statutory Trust; and Doc2Doc LH GP I, a Delaware LLC. Doc2Doc Lending Inc.'s primary business is marketing, underwriting and managing loans on behalf of the Company as well as unaffiliated third-party holders of loans. Doc2Doc Capital Trust purchases and holds loans and has also previously been, and is expected in the future to be the beneficial owner of financing related trusts, the purpose of which was or will be to purchase and hold certain loans that are eligible for financing under Company secured financing facilities. Doc2Doc LH GP I acts as the General Partner for Doc2Doc Loan Holdings I, L.P., a limited partnership which invests in loans originated and serviced by the Company. The company does not have any ownership in Doc2Doc Loan Holdings I.

The Company and its subsidiaries market personal loans as the agent of an originating bank. The Company accepts applicants on behalf of the bank and utilizes a proprietary underwriting algorithm developed with the bank to qualify and risk stratify eligible borrowers for pricing. To qualify for the program, an applicant must be a physician, dentist or a licensed professional in another approved medical specialty. Program-originated loans are disbursed and held by the bank and a portion of the loans are later purchased by the Company from the originating bank. From time to time, purchased loans may be held for sale on the Company's books, while the remaining loans are held for investment. The amount of loans held for investment will vary depending upon the interests of loan buyers.

The Company via its subsidiary Doc2Doc Lending also acts as the master servicer on portfolios of personal loans originated by the Company but subsequently sold to third parties. The Company provides for physician and dentist commercial loan referral services to partner financial institutions. The Company has also developed certain loan management software programs through which it manages its loan origination process as well as its ongoing loan servicing. In 2023, the Company formed Doc2Doc LH GP I, LLC which established Doc2Doc Loan Holdings I, L.P. This limited partnership is managed by Doc2Doc LH GP I, LLC, its general partner, and invests in certain loans originated and owned by the Company or an affiliate by purchasing such loans for the partnership. Doc2Doc Loan Holdings I, L.P. exists as an independent legal entity and is not consolidated into the Company's financial statements. Additionally, the Company does not hold a controlling financial interest in Doc2Doc Loan Holdings I, L.P.

The Company consolidates entities that are deemed variable interest entities ("VIEs") when it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The Company has concluded that Doc2Doc Loan Holdings I, L.P. is a VIE and performs ongoing reassessments to determine if Doc2Doc Loan Holdings I, L.P. continues to be a VIE. While the Company has the power to direct the activities of Doc2Doc Loan Holdings I, L.P. impacting its economic performance, the limited partners of Doc2Doc Loan Holdings I, L.P. retain the economics. At year-end 2025 and 2024, the carrying amount of consolidated assets included in the accompanying Consolidated Balance Sheet relative to this variable interest entity totaled $0 and the Company's maximum exposure to loss on this VIE relates to any normal course representations and warranties it provides under its management agreement with the entity. As such, since the Company does not have any economic interest in Doc2Doc Loan Holdings I, L.P., it is not the primary beneficiary and therefore has not consolidated Doc2Doc Loan Holdings I, L.P.

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. There are no other entities in which it has a controlling financial interest. All intercompany accounts are eliminated in consolidation. Supplemental consolidating financial information is presented in the accompanying schedules.

The Company has experienced net operating losses since inception. Additionally, the nature of the Company's operations results in it having limited liquidity and funding relative to current outstanding debt. However, as described in Notes 7 and 8,subsequent to year end, the Company raised an additional $5 million in capital through issuance of SAFEs (Simple Agreements for Future Equity) and established a new line of credit in April 2026 with borrowing capacity up to $50 million. The company also has existing agreements with third party financial institutions to provide funding for the Company's loan originations. Management believes these actions are sufficient to mitigate doubt regarding the Company's ability to continue as a going concern for at least one year beyond the date the consolidated financial statements are issued.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned, regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is distributed.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Interest income from loans is recognized on an accrual basis when earned. The accrual of interest income is generally discontinued on loans when they become 90 days past due as to principal or interest unless they are in the process of collection. Loans are generally charged off at 150 days past due unless they are in the process of collection. Borrowers may be charged a loan origination fee by the originating bank, which is the difference between the par value of the loan and the amount remitted to the borrower. The Company or one of its subsidiaries purchases the loan at the remittance amount. This discount is considered a fee by the Company as it is compensation for the services provided to the originating bank. This fee is deferred and recognized by the Company over the life of the loan using a method that approximates the effective interest method. Until the income is recognized it is recorded on the balance sheet as deferred revenue net with the loan balance. Direct loan origination costs are viewed as immaterial by the Company and as such, they are not deferred but rather recognized at the time they are incurred.

Late fees and other fees are recognized on an accrual basis when earned, typically once these are incurred by our customers. These fees are included in Loan origination fee income and other fee income on the Consolidated Statement of Operations.

The Company has sold and intends to continue to sell whole loans without recourse to other investors, subject to a provision for repurchase upon breach of representation, warranty, covenant or payment default within 30 days of purchase. These loans are the Company's personal loans, which primarily are sold to reduce interest-rate risk and generate noninterest income. In 2025 and 2024, the Company repurchased approximately $535 thousand and $58 thousand, respectively, of loans from a third party holder of loans under the agreement discussed in the section Warranty Reserve below. The Company is also paid to service loans it has originated on behalf of its bank partners but has not purchased. This servicing revenue is recognized on an accrual basis when earned and is included in Servicing income and other income in the Consolidated Statement of Operations.

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

Servicing Assets

Loans are sold by the Company with the servicing retained which generates a servicing fee paid to the Company by the loan buyer. To date all sold loans have been sold with servicing retained. At December 31, 2025 and 2024, the Company acted as servicer on $51.5 million and $51.7 million, respectively, of personal loans that had been sold to other investors. The servicing rights for loans that were sold to third parties are initially recorded at fair value and then amortized in proportion to the estimated expected future net servicing revenue generated from servicing the loan. At December 31, 2025, they had a value of $623,857 and at December 31, 2024, they had a value of $573,536. At December 31, 2025, the Company also serviced $29.02 million of personal loans on behalf of a third-party loan originator, compared to $20.25 million at December 31, 2024.

In accordance with applicable accounting standards, the Company records a separate servicing asset in regards to the obligation to service loans sold to third parties. If servicing is retained in connection with these sales, the resulting servicing asset is initially recorded at its fair value as a component of the transaction's sale proceeds. Initial measurement is based on an analysis of discounted cash flows based on assumptions that market participants use to estimate fair value including, but not limited to, estimates of prepayment rates, default rates, discount rates, and contractual servicing fee income.

Servicing assets are subsequently amortized over the period of estimated net servicing income. Servicing assets are evaluated for impairment annually, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. The impairment of servicing assets is determined via a discounted cash flow method under which the assets' net carrying value is compared to its estimated fair value to determine whether adjustments should be made to amortization schedules. Impairment of a servicing asset is recognized through a valuation allowance and a charge to current period earnings.

In certain servicing arrangements, a portion of the servicing fee Is contingent upon the performance of the underlying loan pool. If performance falls outside specified thresholds, a portion of servicing compensation may be temporarily suspended, although contractual provisions may allow such triggers to cure over time through improved performance. Given the performance-based structure of these agreements and the limited historical data available regarding suspended servicing fee reinstatement, the Company has implemented a conservative reserve methodology for underperforming pools. Under this approach, the Company initially records a reserve equal to 75% of the estimated future expected cash flows associated with servicing assets deemed at risk. This reserve is reevaluated quarterly as additional performance data becomes available. As of December 31, 2025, the Company recorded a servicing valuation allowance of $86,651. No servicing valuation allowance was recorded as of December 31, 2024.

The rate of prepayment of loans serviced is a significant estimate involved in the measurement process. Estimates of prepayment rates consider prepayment history, projections observed or inferred in the marketplace, industry trends, and other considerations. Actual prepayment rates frequently differ from those projected by management due to changes in a variety of economic factors, including prevailing interest rates and the availability of alternative financing sources to borrowers. If actual prepayments of the loans being serviced were to occur more quickly than projected, all other things being equal, the Company may be required to write down the carrying value of servicing through a charge to earnings in the current period. Conversely, if actual prepayments of the loans being serviced were to occur more slowly than had been projected, all other things being equal, the carrying value of servicing assets could increase, and servicing income would exceed previously projected amounts. Accordingly, the servicing assets actually realized could differ from the amounts initially recorded.

Changes in the balances of servicing assets for loans measured using the amortization method for the years ended December 31, 2025, and December 31, 2024, were:

	2025	2024
Servicing Assets	$573,536	$126,712
Balance, beginning of period		
Additions:		
Servicing obligations that result from transfers of financial assets	570,891	$655,556
Subtractions:		
Impairment expense	$86,651	-
Amortization expense	433,919	$208,732
Balance, end of period	$623,857	$573,536

Amortization Expense	
2026	384,923
2027	214,706
2028	88,396
2029	22,048
2030	435
Total Amortization	$ 710,508
Impairment expense	$ (86,651)
Ending Balance	$ 623,857

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks with regard to its cash holdings. As of December 31, 2025, and December 31, 2024, the Company had uninsured cash of approximately $2.9 million and $3.4 million, respectively, held at third party banks. As of December 31, 2025, and 2024, $1.39 million and $695,000, respectively, of the Company's cash was held in a restricted account as a reserve against obligations under a loan purchase agreement with banking partner. The amount required to be held in reserve is dependent upon loan origination volume as well as Company financing capacity.

Property and equipment

The Company currently does not own any property and does not own any equipment, including computer hardware or physical office equipment or furniture. The company is a fully remote organization. Employees provide their own equipment and receive reimbursement subject to a company-defined limit. When in-person meetings are necessary, the Company utilizes conference rooms or shared meeting spaces on an as-needed basis. These spaces are rented ad hoc, and the Company does not maintain any long-term leases or office rentals. The Company does not own any real property or leased office space.

Loans

Loans consist of purchased receivables from the originating bank at a discount, which represents fees to the Company for services provided to the originating bank. Certain loans purchased may be recorded as held for sale,

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

while the remaining loans are recorded at held for investment at the discretion of management. Loans held for sale (HFS) are carried at the lower of cost or fair value and are intended to be sold in the foreseeable future. As of December 31, 2025, and December 31, 2024, there were no loans held for sale. Loans held for investment (HFI) are reported at their unpaid principal balance, net of any deferred loan fees and associated allowance for credit losses and are intended to be held for the foreseeable future or until maturity or payoff. As of December 31, 2025, and December 31, 2024, loans held for investment, net amounted to $997,155 and $2,176,114, respectively.

Allowance for credit losses

The allowance for credit losses is a valuation allowance for expected credit losses over the contractual life. Credit losses are charged against the allowance when management believes that all or a portion of the loans is determined to be uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The Company measures allowance for credit losses in accordance with ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326):" Measurement of Credit Losses on Financial instruments" ("ASC 326"), which utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in Generally Accepted Accounting Principles (GAAP), which generally require that a loss be incurred before it is recognized. In concurrence with the adoption of CECL (which is discussed further below), the company also adopted ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02"). The amendments in ASU 2022-02 enhanced disclosures for loan modifications made for borrowers experiencing financial difficulty and eliminated the Troubled Debt Restructurings ("TDR") accounting guidance for financial institutions that have adopted CECL.

The Company is using historical performance models as well as other estimation techniques that are sensitive to changes in forecasted economic conditions, to interpret borrower and economic factors to estimate the reserve. The Company uses the weighted-average remaining maturity, or WARM method as the basis for estimating expected credit losses. The WARM method uses a historical average charge off rate. This average charge off rate contains loss content over a historical lookback period and is used as a foundation for estimating the ACL on loans for the remaining outstanding balances of loans at the balance sheet date. The average annual charge off rate is applied to the contractual term to determine the expected future credit losses. The calculation of the expected future credit losses is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loans. Accrued interest is not included in the estimate of allowance for credit losses. The company does not modify loans and identifies loans for individual evaluation after they become 90+ days past due as part of the allowance calculation. The Company also applies qualitative factors that could be related to distinctive risk factors, such as changes in current economic conditions, the overall healthcare sector environment, and monitoring the movements of broader consumer economic sentiment that may not be reflected in quantitatively derived results, or other relevant factors to ensure the reserve reflects our best estimate of current expected credit losses.

The specific qualitative risk factors the company applies can be found in the table below:
I. Changes in lending policies and procedures
II. Changes in international, national, regional, and local conditions
III. Changes in the name and volume of the portfolio and terms of loans
IV. Changes in the experience, depth, and ability of lending management
V. Changes in the volume and severity of past due loans and other similar conditions
VI. Changes in the quality of the organization's loan review system
VII. The existence and effect of any concentrations of credit and changes in the levels of such concentrations
VIII. The effect of other external factors on the level of estimated credit losses

Delinquent loans

A loan is delinquent if the payment is not received by the date specified on the customers' billing statements. Interest and fees continue to accrue on delinquent loans until they are 90 days past due unless they are in the process of collection. Delinquent accounts are charged off when they become 150 days delinquent unless they are in the process of collection.

Deferred Purchase Price Asset

In connection with loan sales, the Company sells certain receivables while retaining an interest in the future cash flows of the transferred assets. The Deferred Purchase Price (DPP) asset represents the Company's right to receive residual cash flows from these transactions.

The DPP asset is initially recorded at fair value at the time of sale, calculated as the present value of expected future cash flows using a discount rate that reflects market conditions and credit risk. Subsequent to initial recognition, the DPP asset is measured at fair value, with adjustments recorded through earnings. The carrying value of the DPP asset is subject to risks, including Credit, Prepayment, and Interest Rate. Assumptions used in estimating the DPP asset are reviewed regularly and adjusted as necessary. The deferred purchase price is recorded within prepaid expenses and other assets on the balance sheet.

The valuation of the DPP asset involves management estimates, including:

	2025	2024
Weighted Average Expected Credit Losses	4.14%	2.86%
Weighted Average Discount Rate	6.48%	7.27%
Weighted Average Prepayment Speed	8.12%	9.81%

As of December 31, 2025 and 2024, the DPP asset was recorded as follows:

	2025	2024
Beginning Balance	$ 548,744	$ -
Additions from New Sales	1,067,533	935,586
Cash Receipts	-	-
Fair Value Adjustments	(370,853)	(386,842)
Ending Balance	1,245,424	548,744

Warranty Reserve

During 2024, the Company received notification that a loan purchaser had identified certain loans totaling approximately $2 million that should not have been deemed to have been eligible collateral during a prior sale. The Company disagrees with the assessment, however, to settle the dispute, the Company agreed to provide a limited performance warranty on the certain identified loans. This potential warranty related exposure has been identified, modeled and a reserve established. The model uses comparable historical experience of similar loans across the broader serviced portfolio to determine the likelihood of the identified loans becoming more than 60 days delinquent and a repurchase obligation coming into effect. As of December 31, 2025 and 2024, the reserve amount was $46,118 and $214,037, respectively. During the years ended December 31, 2025 and 2024,the Company repurchased loans totaling approximately $535,000 and $58,000, respectively. These loans are recorded at fair value when repurchased. The warranty reserve is included on the balance sheet within accrued expenses and other liabilities. The repurchase obligation is secured by funds on deposit in the Company's restricted cash account.

Fair Value Measurements

The Company reports the value of its Servicing Assets, Deferred Purchase Price, and Warranty Liability in accordance with US GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurement, a three-tiered fair value hierarchy has been established based on the level of observable inputs used in the measurement of fair value.

 Level 1 – inputs that reflect unadjusted quote prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets, (b) quoted prices for identical or similar assets in markets that are not active, (c) inputs other than quoted prices that are observable for the asset, or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

The Company follows established valuation processes and procedures to ensure its Servicing Assets, Deferred Purchase Price, and Warranty Liability are reported as fair value in accordance with US GAAP. The fair value instruments were primarily valued using a discounted cash flow methodology ("DCF") which incorporates assumptions regarding future cash flows taking into consideration assumptions for prepayment speeds, delinquencies, recapture rates, costs to service, ancillary revenues, and a market rate of return for the related investment. In addition to a DCF, other valuation methodologies such as market comparables, sales prices or broker quotes may be utilized in the valuation process if deemed appropriate given the facts and circumstances. Because of the nature of the valuation inputs, the Company classifies these valuations as Level 3 in the fair value disclosures.

The following table presents the estimated carrying amount and fair value of the Company's financial instruments and other assets and liabilities measured at fair value:

	12/31/2025			12/31/2024		
Fair Value	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Deferred Purchase Price Asset	$ -	$ -	$ 1,245,424	$-	$-	$ 548,744
Servicing Assets	$ -	$ -	$ 623,857	$-	$-	$ 655,556
Liabilities						
Warranty Liability	$ -	$ -	$ 46,118	$-	$-	$ 214,037

Deferred Tax Asset

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize our deferred tax assets, the Company would recognize a deferred tax asset valuation allowance, which would reduce the deferred tax assets to their net realizable value. As of December 31, 2025 and December 31, 2024, the Company has deferred tax assets of $3,672,983 and $2,716,144, and deferred tax liabilities of $157,150 and $134,496 respectively, and has recorded a full valuation allowance of $3,515,833 and $2,581,648, respectively, against the deferred tax assets.

Marketing costs

Generally, marketing costs are expensed as incurred, and advertising communication costs are expensed in their entirety the first time the advertising takes place. Some expenses may be billed less frequently, such as quarterly, and are recorded as prepaid expenses when paid in advance.

Stock-based compensation

The Company maintains a stock-based compensation plan, which provides for grants of restricted stock and stock options. The plan has been presented to and approved by the Company's board of directors. The Company has issued both service-based and performance-based restricted stock awards and stock options. For service-based awards, compensation cost is measured at the fair value of the awards granted on the date of grant. The fair value is recognized as expense over the service period. For performance-based awards, the fair value of the awards is also determined at the date the awards are granted. Expense for performance-based awards is based on the fair value of the awards and is recognized when it becomes probable the performance condition will be met. Any adjustment due to the forfeiture of stock-based awards will be recorded as a cumulative adjustment in the period the awards are forfeited.

SAFEs

During the years ended December 31, 2025 and 2024, the Company had issued Simple Agreements for Future Equity ("SAFEs") totaling $1,543,350 and $2,656,528, respectively. As of December 31, 2025, an agreement for $50,000 had been executed; however, the related funds had not been received by December 31, 2025 and were recorded as a subscription receivable. SAFEs are financial instruments that provide investors with the right to receive equity of the Company upon the occurrence of certain future events, generally including:

- A future equity financing,
- A change in control,
- An initial public offering (IPO), or
- Dissolution of the Company.

As of December 31, 2025 and 2024, there were $1,543,350 and $2,656,528, respectively of SAFEs outstanding entitling the holders to receive shares of preferred stock at a 90% discounted price upon the next qualified financing round.

In accordance with U.S. GAAP, and based on the terms of the agreements, the Company evaluated the SAFEs and determined that the instruments:

- Do not contain any obligations for cash settlement,
- Do not include redemption features that are outside the control of the Company,

- Mandatorily convert into equity upon a qualified financing but can be settled in cash or other assets upon a liquidity event, and
- Are settled solely in shares of the Company's stock unless certain liquidity or dissolution events occur.

As such, the Company concluded that the SAFEs meet the criteria for classification as equity and has recorded the proceeds from the issuance of the SAFEs as a component of stockholders' equity on the balance sheet.

No SAFEs were converted into shares during the years ended of December 31, 2025 and December 31, 2024. The Company will reclassify the SAFE amounts to preferred stock and adjust paid-in capital upon conversion.

Warrants

In March 2024, the Company entered into a loan sale agreement with a third party. Additional compensation was provided to the purchaser in the form of warrants issued allowing for the purchase of 175,000 common shares in the Company's stock at a purchase price of $.01 per share, which are set to expire in March 2034. The Company recognized an expense of $98,500 related to the warrants during the year ended December 31, 2024. No expense was recorded during the year ended December 31, 2025. The fair value of the warrants was determined using the Black-Scholes option pricing model.

No warrants were issued during 2025.

2.   Loans Receivable

Following is a summary of loans held for investment at December 31, 2025 and December 31, 2024:

	2025	2024
Total loans held for Investment	$ 1,562,086	$ 2,572,200
Deferred Loan Origination Fee, net	(23,108)	(40,527)
Total Loans before Allowance	$ 1,538,978	$ 2,531,673
Allowance for Credit Losses	(541,823)	(355,559)
Loans held for Investment, net	$ 997,155	$ 2,176,114

Loans receivable are unsecured installment loans made to physicians, dentists and other medical professionals. Some borrowers qualifying for a loan often carry significant education debt and limited income while in training. Moreover, because a borrower must be a physician, dentist or a licensed professional in another approved medical specialty to qualify for a loan, there is significant industry concentration risk within the portfolio. Interest is accrued on the outstanding balance of the loan using the level yield method.

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

The Company monitors and assesses credit quality based on the delinquency status of loans. The following table presents certain information regarding the delinquency rates experienced by the Company with respect to loans:

	Total Loans	Current	30-89 DPD	90+ DPD	Total Past Due
Loans Held for Investment at 12/31/25	$ 1,562,086	$ 870,090	$ 259,653	$ 432,342	$ 691,995
Loans Held for Investment at 12/31/24	$ 2,572,200	$ 2,140,697	$ 277,152	$ 154,352	$ 431,503

The recorded investment balance of individually evaluated loans was $432,342 at December 31, 2025, and comprised 12 loans. The allowance for credit losses associated with the individually evaluated loans was $432,342 at December 31, 2025. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The recorded investment balance of individually evaluated loans was $154,352 at December 31, 2024, and comprised 10 loans. The allowance for credit losses associated with the individually evaluated loans was $154,352 at December 31, 2024. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2025 and December 31, 2024:

	2025	2024
Beginning Balance (January 1)	$ 355,559	$ 2,269,384
Charge-offs	(1,565,055)	(1,951,300)
Recoveries	228,876	154,544
Provision	1,522,443	(117,069)
Ending Balance (December 31)	$ 541,823	$ 355,559

There is only one segment of loans: installment loans.

3.   Notes Payable

The Company's notes payable were as follows:

	2025					
	Current		Long Term		Total	
Doc2Doc Income Fund	$	901,000	$	47,500	$	948,500
Doc2Doc Bridge Round 2022		261,668		-		261,668
Unsecured Corporate Note		250,000				250,000
	$	1,412,668	$	47,500	$	1,460,168

	2024					
	Current		Long Term		Total	
Doc2Doc Income Fund	$	901,000	$	72,500	$	973,500
Doc2Doc Bridge Round 2022		261,668		-		261,668
Unsecured Corporate Note		-		250,000		250,000
	$	1,162,668	$	322,500	$	1,485,168

Doc2Doc Income Fund: Unsecured 7% coupon notes with varying maturities ranging from March 2026 to January 2027. The quarterly pay notes are callable at any time. Certain notes scheduled to mature in 2025 were extended in accordance with the Company's non-renewal provisions, under which notes are automatically extended for one year unless the holder provides a non-renewal notice.

Maturity	**2026**		**2027**		**Total**	
Q1	$	25,000	$	47,500	$	72,500
Q2		128,500		-		128,500
Q3		301,000		-		301,000
Q4		446,500		-		446,500
Total	$	901,000	$	47,500	$	948,500

Doc2Doc Bridge Round 2022: Unsecured 7% coupon notes with a 09/2026 maturity. The quarterly pay notes can be called (prepaid) by the Company at its sole discretion at any time. In 2025, these notes were extended for one year and the interest rate was adjusted to 8% in accordance with the extension terms.

Unsecured Corporate Note: Unsecured 4% coupon note with a 01/2026 maturity. The quarterly pay notes can be called by the Company at its sole discretion at any time without penalty or premium. 25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

4.   Lines of Credit

In 2024, the Company decided to forgo the renewal of its $30,000,000 revolving line of credit and sold the portfolio securing the line of credit. On July 2, 2024, the underlying collateral totaling approximately $30.2 million was released and a pool totaling approximately $27.1 million were sold. The proceeds were used to pay down the outstanding amounts due under the line of credit and all obligations related to the financing were satisfied. The remaining loans with a balance of $3.1 million were released to Doc2Doc Capital DST along with $670,000 in cash. No line of credit or related obligations existed as of December 31, 2025.

5. Stock-based compensation

On June 20, 2023, the Board of Directors of the Company approved the 2023 Stock Incentive Plan (2023 Plan) which replaces the 2019 Equity Incentive Plan (2019 Plan). The 2023 Plan allows for up to 1,447,995 shares of stock to be granted under the plan plus the number of shares subject to restricted stock awards granted under the 2019 Plan that were outstanding and unvested on the date of the adoption of the 2023 Plan. The purpose of the 2023 Plan is to attract and retain key personnel.

Under the 2023 Plan the Company may issue stock options, stock appreciation rights and restricted stock awards with expirations as long as ten years. As of December 31, 2025, the Company has only issued stock options under the 2023 Plan. Each stock-based award is governed by a separate agreement, subject to approval by the Company's board of directors.

Stock-based compensation expense included in the consolidated statement of operations totaled $336 thousand and $173 thousand for the years ended December 31, 2025, and 2024, respectively, and is included in the Salaries and Wages line item on the Statement of Operations. Unrecognized compensation cost expected to be recognized over the remainder of the vesting period totaled $348 thousand and $408 thousand at December 31, 2025 and 2024, respectively.

The valuation of the awards was determined with the assistance of a third-party agent. The valuation considers the Company's prior and projected financial performance, comparable companies, overall economic conditions, and other benchmarks typical for such reporting. The Company accounts for forfeitures as they occur.

As of December 31, 2025, the company had outstanding stock options granted under the 2023 Plan and restricted stock granted under both the 2023 Plan and the 2019 Plan. The following table provides information as of December 31, 2025, regarding the Company's equity compensation plans:

	2025	2024
Expense recognized in period	$ 336,345	$ 173,360
Total fair value of options granted in period	$ 40,143	$ 113,051
Options - unamortized expense	$ 316,078	$ 404,150
Options – Weighted Average Remaining Recognition Period of unamortized expense (years)	0.84	1.42
Restricted shares - unamortized expense	$ 32,138	$ 4,473
Restricted shares - Weighted Average Remaining Recognition Period of unamortized expense (years)	0.26	0.76

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

Time Vested Stock Options

Stock-based compensation expense associated with time vested stock options was $255,000 and $158,000 for the years ended December 31, 2025 and 2024, respectively. Time vested stock options generally vest over a period of 3-4 years.

2024 Time Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	1,745,000	$ 0.38	$ 325,350	$ -	9.22
Unvested outstanding at Dec 31, 2023	940,965	$ 0.41	$ 148,617	$ 0.41	9.27
Vested outstanding at Dec 31, 2023	804,035	$ 0.35	$ 176,733	$ -	9.16
Granted	395,000	$ 0.57	$ -	$ 0.29	-
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2024	2,140,000	$ 0.42	$ -	$ -	8.29
Unvested outstanding at Dec 31, 2024	921,167	$ 0.46	$ -	$ -	-
Vested outstanding at Dec 31, 2024	1,218,833	$ 0.39	$ -	$ -	8.33

2025 Time Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual
Outstanding at Dec 31, 2024	2,140,000	$ 0.42	$ 325,350	$ -	8.29
Unvested outstanding at Dec 31, 2024	921,167	$ 0.46	$ 100,417	$ 0.35	-
Vested outstanding at Dec 31, 2024	1,218,833	$ 0.39	$ 224,933	$ -	8.33
Granted	764,848	$ 0.57	$ -	$ 0.03	-
Exercised	30,000	$ -	$ -	$ -	-
Forfeited/Expired	235,000	$ -	$ -	$ -	-
Outstanding at Dec 31, 2025	2,639,848	$ 0.45	$ 325,350	$ -	7.59
Unvested outstanding at Dec 31, 2025	740,587	$ 0.50	$ 56,501	$ -	-
Vested outstanding at Dec 31, 2025	1,899,261	$ 0.43	$ 268,849	$ -	7.31

The time vested options awarded in 2025 and 2024 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

Time Based Option value assumptions	2025 Weighted average	2024 Weighted average
Expected term (years)	5.593	5.575
Volatility	51.30%	52.02%
Interest rate	4.06%	4.09%
Fair value	$ 0.37	$ 0.40

Performance Vested Stock Options

The company has performance-based options that are currently non-market based milestone awards that vest based on achievement of certain performance conditions such as loan origination volume and other factors as defined in the individual award agreements. Stock- based compensation expense associated with performance vested stock options was $25 thousand and $18 thousand for the years ended December 31, 2025 and 2024, respectively. Compensation cost for performance vested stock options is measured based on the grant date fair value of the units, adjusted for the Company's best estimate of the outcome of vesting conditions at the end of the performance period.

2024 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	341,600	$ 0.57	$ -	$ 0.31	-
Unvested outstanding at Dec 31, 2023	324,600	$ 0.57	$ -	$ 0.33	9.50
Vested outstanding at Dec 31, 2023	17,000	$ 0.35	$ 2,142	$ 0.13	-
Granted	50,000	$ 0.57	$ 14,000	$ 0.28	9.56
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2024	391,600	$ 0.57	$ -	$ 0.31	8.63
Unvested outstanding at Dec 31, 2024	374,600	$ 0.57	$ -	$ 0.33	8.64
Vested outstanding at Dec 31, 2024	17,000	$ 0.35	$ 2,142	$ 0.13	8.50

2025 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2024	391,600	$ 0.57	$ -	$ 0.31	8.63
Unvested outstanding at Dec 31, 2024	374,600	$ 0.57	$ -	$ 0.33	8.64
Vested outstanding at Dec 31, 2024	17,000	$ 0.35	$ 2,142	$ 0.13	8.50
Granted	-	$ -	$ -	$ -	-
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2025	391,600	$ 0.57	$ -	$ 0.31	7.63
Unvested outstanding at Dec 31, 2025	357,600	$ 0.57	$ -	$ 0.33	7.64
Vested outstanding at Dec 31, 2025	34,000	$ 0.35	$ 4,284	$ 0.13	7.47

The performance vested options awarded in 2025 and 2024 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

Performance Based Option value assumptions	2025 Weighted average	2024 Weighted average
Expected term (years)	5.017	5.017
Volatility	52.63%	52.63%
Interest rate	4.05%	4.05%
Fair value	$ 0.29	$ 0.29

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

Time Vested Restricted Stock Awards

Stock-based compensation expense for time vested restricted stock awards totaled $55 thousand and ($1.9) thousand for the years ended December 31, 2025 and 2024, respectively. A summary of restricted stock awards for 2025 and 2024 follows:

Restricted shares outstanding table	Restricted shares	Weighted average grant date fair value
Outstanding at Dec 31, 2023	799,250	$0.10
Issued	184,000	$0.34
Settled (RSU)/Vested (RSA)	(500,365)	$0.03
Forfeited/Expired	(100,760)	$0.49
Outstanding at Dec 31, 2024	382,125	$0.20
Outstanding at Dec 31, 2024	382,125	$0.20
Issued	15,000	$0.34
Settled (RSU)/Vested (RSA)	(95,000)	$0.03
Forfeited/Expired	(154,000)	$0.49
Outstanding at Dec 31, 2025	148,125	$0.20

6. Income Taxes

The Company filed an election to be treated as an S-Corporation in February 2018. In February 2022, the Company filed with the IRS a revocation of its S-Corporation status with an expected effective date of January 1, 2022. The Company received confirmation that its revocation was accepted in October 2022. Prior to 2022, the Company had elected to be taxed as an S-Corporation for federal and state income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and the deferred tax liability at December 31, 2025 and 2024 are summarized below:

	2025	2024
Deferred Tax Assets		
Allowance for credit losses	$ 125,263	$ 77,131
Equity compensation	99,796	60,068
Deferred revenue	(279,459)	9,420
Loan fees	-	1,908
Net operating losses	3,727,383	2,567,617
Total Deferred Tax Assets	$ 3,672,983	$ 2,716,144
Deferred Tax Liabilities		
Warranty expense	$ 10,908	$ -
Capitalized expenses	-	(1,183)
Servicing rights	(168,058)	(133,313)
Total Deferred Tax Liabilities	$ (157,150)	$ (134,496)
Valuation allowance	$ (3,515,833)	$ (2,581,648)
Net Deferred Tax Asset (Liability)	$ -	$ -

The Company evaluated all of the positive and negative evidence and has determined that a full valuation allowance on the net deferred tax assets is necessary at December 31, 2025 due to the Company's inability to generate taxable income. No interest or penalties were included in income tax expense for the year ended December 31, 2025. The Company had no uncertain tax positions at December 31, 2025.

7. Business Conditions and Liquidity

The Company incurred a net loss of approximately $3.8 million for the year ended December 31, 2025. The Company is in a growth phase and continues to invest in its marketing, operating infrastructure, and receivable portfolio while also having access to capital commitments into 2026. In 2025, the Company sold approximately $1.5 million of SAFEs to unaffiliated third parties. The SAFEs allow the purchasers to acquire future equity in a Doc2Doc offering at a discounted price. As of December 31, 2025, the Company had approximately $1.9 million of restricted cash available for operations and $1.16 million of outstanding obligations under its debt facilities. As discussed in Note 8, subsequent to December 31, 2025, the Company completed additional financing transactions intended to improve liquidity.

The Company also has agreements with two separate third party financial institutions to retain receivables or purchase receivables, as applicable, originated under the Company's loan program whereby the Company retained the servicing rights. Under the loan funding arrangements, the Company will continue to generate revenue through its servicing of the receivables as well as through loan origination fees.

Management believes their business plan, financial position, flexibility in operating models, and continued capital availability from existing investors and financing partners will enable the Company to continue to meet its financial obligations for at least one year beyond the date of these consolidated financial statements were available to be issued.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through April 24, 2026; the date the financial statements were available for issuance and noted the following.

In January 2026, the Company amended its unsecured corporate note to extend the maturity date by an additional four years and increase the principal balance to $500,000. In connection with the amendment, the interest rate on the note was increased to 8%.

In January 2026, the Company issued a SAFE with gross proceeds of $5 million to a third-party investor. The proceeds from the SAFE were intended to provide additional capital to support the Company's acquisition of loans to be held for investment.

In April 2026, the Company entered into a new revolving credit facility with a group of lenders providing for borrowings up to $50 million. The facility bears interest at a variable rate based on SOFR plus an applicable margin, is secured by eligible receivables, and matures following the conclusion of the revolving period in April 2028.

Doc2Doc, Inc.
Consolidating Balance Sheets
As of December 31, 2025 and 2024



	Doc2Doc, Inc.	Doc2Doc Capital Trust and Subsidiary	Doc2Doc Lending, Inc.	Doc2Doc LH GP I, LLC	Elimination Entries	2025	2024
ASSETS							
Cash	$ 111,723	$ 1,698,680	$ 1,435,955	$ -	$ -	$ 3,246,358	$ 3,914,808
Loans held for investment	-	1,538,978	-	-	-	1,538,978	2,531,673
Less: Allowance for credit losses	-	(541,823)	-	-	-	(541,823)	(355,559)
Loans held for investment, net	-	997,155	-	-	-	997,155	2,176,114
Servicing assets	-	-	710,508	-	-	710,508	573,536
Less: Servicing asset valuation allowance	-	-	(86,651)	-	-	(86,651)	-
Servicing assets, net	-	-	623,857	-	-	623,857	573,536
Accrued loan interest	-	102,907	-	-	-	102,907	73,260
Investment in subsidiaries	2,095,647	-	-	-	(2,095,647)	-	-
Prepaid expenses and other assets	84,560	1,249,602	313,228	5,240	-	1,652,630	830,950
Intercompany receivables	3,003,014	-	2,631,301	-	(5,634,315)	-	-
Total assets	$ 5,294,945	$ 4,048,344	$ 5,004,342	$ 5,240	$ (7,729,962)	$ 6,622,907	$ 7,568,667
LIABILITIES AND MEMBERS' EQUITY							
Current Liabilities:							
Notes payable, current	$ 511,668	$ -	$ 901,000	$ -	$ -	$ 1,412,668	$ 1,162,668
Accrued expenses and other liabilities	-	-	362,286	-	-	362,286	509,692
Intercompany payables	-	5,634,015	-	300	(5,634,315)	-	-
Long Term Liabilities:							
Notes payable, long term	7,797	-	47,500	-	-	47,500	322,500
Accrued interest payable	-	-	17,176	-	-	24,973	24,314
Total liabilities	519,465	5,634,015	1,327,962	300	(5,634,315)	1,847,427	2,019,173
Shareholders' Equity:							
Common stock, class A*	2,917,186	-	-	-	-	2,917,186	2,563,741
Common stock, class B**	1,237,478	-	-	-	-	1,237,478	-
Preferred equity***	12,895,356	-	-	-	-	12,895,356	12,895,356
SAFE notes	4,199,878	-	-	-	-	4,199,878	2,656,528
Warrants	115,370	-	-	-	-	115,370	115,370
Capital contributions from parent	-	-	18,634,439	4,940	(18,634,439)	-	-
Retained (deficit) earnings	(16,539,788)	(1,585,673)	(14,958,059)	-	16,538,792	(16,539,788)	(12,681,500)
Less: Subscriptions receivable	(50,000)	-	-	-	-	(50,000)	-
Total shareholders' equity (deficit)	4,775,480	(1,585,673)	3,676,380	4,940	(2,095,647)	4,775,480	5,549,494
Total liabilities and shareholders' equity	$ 5,294,945	$ 4,048,344	$ 5,004,342	$ 5,240	$ (7,729,962)	$ 6,622,907	$ 7,568,667

*Common Stock, $0.0001 par value: Class A, 32,250,784 shares authorized; 14,834,082 shares issued and outstanding as of December 31, 2025. 28,000,000 shares authorized; 14,804,082 shares issued and outstanding as of December 31, 2024.

**Common Stock, $0.0001 par value: Class B, 2,749,216 shares authorized; 927,560 shares issued and outstanding as of December 31, 2025.

***Preferred Stock: 8,414,432 Authorized; 8,414,432 Issued and Outstanding as of December 31, 2025 and 2024

Doc2Doc, Inc.
Consolidating Statement of Operations
For the years ended December 31, 2025 and 2024



	Doc2Doc, Inc.	Doc2Doc DST Capital and Subsidiary	Doc2Doc Lending, Inc.	Doc2Doc LH GP I, LLC	Elimination Entries	2025	2024
Interest income							
Loans	$ -	$ 321,885	$ -	$ -	$ -	$ 321,885	$ 2,409,372
Loan origination fee income and other fee income	-	48,469	21,880	-	-	70,349	153,635
Total interest income	$ -	$ 370,354	$ 21,880			$ 392,234	$ 2,563,007
Interest expense							
Notes payable	$ -	$ -	$ 97,121	$ -	$ -	$ 97,121	$ 97,034
Line of credit	-	79,463	-	-	-	79,463	1,455,531
Amortized debt issuance costs	-	-	-	-	-	-	89,847
Total interest expense	$ -	$ 79,463	$ 97,121	$ -	$ -	$ 176,584	$ 1,642,413
Net interest income (expense)	$ -	$ 290,892	$ (75,242)	$ -	$ -	$ 215,650	$ 920,594
Provision (benefit) for credit losses	$ -	$ 1,522,443	$ -	$ -	$ -	$ 1,522,443	$ (117,069)
Net interest (expense) income after provision for credit losses	$ -	$ (1,231,552)	$ (75,242)	$ -	$ -	$ (1,306,793)	$ 1,037,663
Noninterest income							
Realized gain (loss) on sale of loans	$ -	$ (76,444)	$ 570,891	$ -	$ -	$ 494,447	$ (754,354)
Servicing income and other income	-	-	2,209,207	15,655	-	2,224,862	1,788,540
Total noninterest (expense) income	$ -	$ (76,444)	$ 2,780,098	$ 15,655	$ -	$ 2,719,309	$ 1,034,186
Noninterest expense							
Salaries and wages	$ -	$ -	$ 2,413,847	$ -	$ -	$ 2,413,847	$ 2,243,778
Sales	-	-	140,760	-	-	140,760	107,556
Loan onboarding and servicing	-	230,945	210,697	-	-	441,642	392,386
Marketing	-	-	922,926	-	-	922,926	845,755
Professional fees	-	-	630,405	-	-	630,405	1,022,732
Servicing asset amortization	-	-	433,919	-	-	433,919	208,732
Other expenses (income)	996	(125,428)	401,022	10,715	-	287,305	617,261
Total noninterest expense	$ 996	$ 105,517	$ 5,153,577	$ 10,715	$ -	$ 5,270,804	$ 5,438,201
Net (Loss) Income	$ (996)	$ (1,413,513)	$ (2,448,721)	$ 4,940	$ -	$ (3,858,288)	$ (3,366,352)

I, <u>Zwade Marshall</u>, the <u>Chief Executive Officer</u> of <u>Doc2Doc, Inc.</u>, hereby certify that the financial statements of <u>Doc2Doc, Inc.</u> and notes thereto for the periods ending <u>December 31, 2025</u> and <u>December 31, 2024</u> included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Doc2Doc, Inc. has not yet filed its federal tax return for the year ended December 31,2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>April 29, 2026</u>.

_____ (Signature)

<u>Chief Executive Officer/Co-Founder</u> (Title)

<u>April 29, 2026</u>_____ (Date)